SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

LEADING BRANDS, INC.
(Registrant)

160 - 7400 River Road, Richmond, British Columbia V6X 1X6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    [ X ]           Form 40-F    [    ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]           No    [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

FORM: 1 | Company Name: Leading Brands, Inc. Stock Symbol: LBI

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY*	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**14,569,644**	
ADD:	Stock Options Exercised	159,025	
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**14,728,669**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS	# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**Nil**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**Nil**

FORM: 1	Company Name:	Stock Symbol:

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan (and / or) Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**3,587,019**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	80,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
			SUBTOTAL	159,025

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSX acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	14,000

Stock Option Outstanding — Closing Balance	**3,493,994**

FORM: 1	Company Name: Leading Brands, Inc.	Stock Symbol: LBI

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report of Exempt Distribution

1.	Name, address and telephone number of the issuer of the security distributed: Leading Brands, Inc. 160 - 7400 River Road Richmond BC V6X 1X6 Tel: 604-214-9722

2.	The issuer is a reporting issuer in British Columbia and in Ontario.

3.	The issuer is listed on the Toronto Stock Exchange and on Nasdaq.

4.	Description of the type of security and the aggregate number distributed: 80,000 stock options granted to 5 employees of the Company or its subsidiaries.

5.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution ¹	Price per security ²/ total purchase price (Canadian $)³	Exemption relied on	Length of any restricted or seasoning period

Joanne Petak Whistler, BC	50,000	February 4, 2003	3.33	74(2)(9)	n/a
Mark Yamamoto W.Vancouver, BC	10,000	February 4, 2003	3.33	74(2)(9)	n/a
Joseph Colletti, Valley Cottage, NY USA	5,000	February 4, 2003	3.33	74(2)(9)	n/a
Daniel Alfaro Los Angeles, CA USA	5,000	February 4, 2003	3.33	74(2)(9)	n/a
Thomas Morton Stratford, CT USA	10,000	February 4, 2003	3.33	74	n/a

1.	The grant of options was approved by the Board of Directors on February 4, 2003, but is still subject to shareholder approval and Toronto Stock Exchange approval.

2.	The exercise price of the stock options is the closing market price on Nasdaq on the date of Board approval – US$2.20.

3.	February 4, 2003 exchange rate of 1.5143

Leading Brands, Inc.
BC Form 45-902F

6.	See attached schedule. This information is not available to the public.

7.	Total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. $199,800

8.	Compensation paid in connection with the distribution: N/A

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Richmond BC this 11th day of February, 2003.

Leading Brands, Inc.___________________
Name of issuer

____________________________________
Signature of authorized signatory

Derek Henrey, Chief Financial Officer_____
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE

CONTACTS:

Ralph D. McRae	Joanne Petak
Chairman and CEO	VP Marketing
Leading Brands, Inc.	Leading Brands, Inc.
Tel: (604) 214-9722 ext. 238	Tel: (604) 214-9722 ext. 244
Email: rmcrae@LBIX.com	Email: jpeta@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Sponsorship Deal with Trek Bicycle Company

VANCOUVER, CANADA, February 18, 2003, LEADING BRANDS, INC. (NASDAQ: LBIX, TSX: LBI), Canada’s largest independent, fully integrated premium beverage company, announces that its subsidiary, Kert Technologies, Inc. – owner of the TREKU Optimized Performance BeverageU line - has agreed to become the exclusive drink sponsor of the TrekU Mountain Bike and Road teams. These teams include the TrekU Pro Mountain Bike Team, Trek Volkswagen Regional Mountain Bike Teams, Trek Volkswagen Regional Road Teams, and Trek Volkswagen National All Stars.

“Trek Bikes has many of the best cyclists in the world on their teams and we are proud to see all of them drinking TREKU Optimized Performance BeverageU and displaying our logo on their jerseys”, says Ralph McRae, Chairman and CEO of Leading Brands, Inc.

The scope of the TREKU OPBU sponsorship program is enormous, with over two hundred athletes competing in over three hundred events all over the United States and Canada during the spring and summer of 2003 alone. TREKU OPBU will be showcased and sampled at small local races as well as large, world-class events.

“This is a perfect fit for TREKU OPBU given that the beverages are for recreational athletes all the way up to the world pro’s”, says Joanne Petak, VP of marketing for Leading Brands. She adds, “TREKU OPBU is a sports performance drink that works. This program enables people all over North America to test it out for themselves”.

In addition to the team sponsorships, TREKU OPBU will be part of the TrekU Demo team that travels to many parts of the country to festivals and charity events. “This is a great way to support these events and deliver great tasting beverages to thousands of participants and spectators,” says Ralph McRae.

Dick Moran, Director of Marketing for Trek Bicycle Corporation added, “The sponsorship ties between TrekU Bicycle and TREKU OPBU make a lot of sense because both companies are working towards a common goal: to supply athletes with top quality products to help them reach their ultimate performance goals.”

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX, TSX:LBI) is the largest independent, fully integrated premium beverage company in Canada. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TREKU, PezU 100% JuicesU, Johnny’s RoadsideU Iced Tea and Lemonade, Country HarvestU Juices, Caesar’sU Bloody Caesar Cocktail, and Cool CanadianU Water. Leading Brands recently undertook a major expansion into the United States, with its US headquarters located in Stamford, CT.

Statements in this news release that are not historical are to be regarded as forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company’s business include general economic conditions, weather conditions, changing beverage consumption trends, pricing, and the availability of raw materials and economic uncertainties, including currency.

We Build Brands™
©2003 Leading Brands, Inc.

This news release is available at www.LBIX.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.

(Registrant)

Date March 5, 2003	By	Marilyn Kerzner

(Signature)

Marilyn Kerzner

Director of Corporate Affairs